UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NetLogic Microsystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118B100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118B100	13G	Page 2 of 8 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Norman Godinho
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power – 3,085,367 shares (all of these shares are held by various trusts for which the reporting person has sole voting power)
6 Shared Voting Power – 0
7 Sole Dispositive Power – 3,085,367 shares (all of these shares are held by various trusts for which the reporting person has sole dispositive power)
8 Shared Dispositive Power – 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,085,367 shares (all of these shares are held by various trusts for which the reporting person has sole voting and dispositive power)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 14.5%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 64118B100	13G	Page 3 of 8 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Godinho Family Revocable Living Trust dated April 21, 1995, Norman Godinho, Trustee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power – 2,802,867 shares
6 Shared Voting Power – 0
7 Sole Dispositive Power – 2,802,867 shares
8 Shared Dispositive Power – 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,802,867 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 13.2%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 64118B100	13G	Page 4 of 8 Pages

Item 1.	(a)	Name of Issuer:

The name of the issuer is NetLogic Microsystems, Inc. (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 1875 Charleston Road, Mountain View, CA 94043.

Item 2.	(a)	Name of Person Filing:

The names of the filing persons are Norman Godinho and The Godinho Family Revocable Living Trust dated April 21, 1995, Norman Godinho, Trustee (the “Family Trust”).

	(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Mr. Godinho and the Family Trust is c/o NetLogic Microsystems, Inc., 1875 Charleston Road, Mountain View, CA 94043.

	(c)	Citizenship:

Mr. Godinho is a citizen of the United States of America. The Family Trust was organized under the laws of the state of California.

	(d)	Title of Class of Securities:

The title of the class of securities is Common Stock.

	(e)	CUSIP Number:

The CUSIP number of the Common Stock is 64118B100.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(d))

CUSIP No. 64118B100	13G	Page 5 of 8 Pages

Item 4.	Ownership.

The reporting persons have been advised by the Company that, as of December 31, 2007, there were 21,274,111 shares of Common Stock issued and outstanding.

As of the date of this Amendment, Mr. Godinho had the right to acquire up to 30,000 shares of Common Stock pursuant to the exercise of stock options (regardless of whether such options were exercisable within 60 days of such date). The number of shares reported in Rows 5 – 11 of the cover page for Mr. Godinho of this Amendment reflects such shares. Mr. Godinho disclaims beneficial ownership of such shares to the extent that, as of such date, Mr. Godinho does not have the right to acquire beneficial ownership of such shares within 60 days thereof.

(a) Amount beneficially owned:

See Row 9 of the cover page of this Schedule for each reporting person.

(b) Percent of class:

See Row 11 of the cover page of this Schedule for each reporting person

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of the cover page of this Schedule for each reporting person

(ii) Shared power to vote or to direct the vote:

See Row 6 of the cover page of this Schedule for each reporting person

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page of this Schedule for each reporting person

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page of this Schedule for each reporting person

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, the beneficiaries of the Family Trust (other than Mr. Godinho) may be entitled to receive dividends from, or the proceeds from the sale of, certain shares reported on this Schedule. The reporting persons believe that, with respect to each beneficiary, such interests, however, are not likely to relate to more than five percent of the class (i.e., Common Stock).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

/s/ Roland Cortes as attorney-in-fact for Norman Godinho

By:	/s/ Roland Cortes as attorney-in-fact for the Godinho Family Trust

Norman Godinho, Trustee, The Godinho Family Revocable Living Trust Date April 21, 1995

EXHIBIT INDEX

Exhibit A Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Common Stock of NetLogic Microsystems, Inc., to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

February 14, 2008

/s/ Roland Cortes as attorney-in-fact for Norman Godinho

By:	/s/ Roland Cortes as attorney-in-fact for the Godinho Family Trust

Norman Godinho, Trustee, The Godinho Family Revocable
Living Trust Date April 21, 1995